Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Gammon Gold Inc.
1701 Hollis Street
Suite 400
Halifax, Nova Scotia, B3J 3M8

Item 2	Date of Material Change

May 28, 2010

Item 3	News Release

The press release attached as Schedule A was released over Canada NewsWire on May 28, 2010.

Item 4	Summary of Material Change

Gammon Gold Announces Strategic Investment in Golden Queen Mining Company

Item 5	Full Description of Material Change

Gammon is pleased to announce that it has signed an agreement to acquire 5,000,000 units of Golden Queen Mining Co. Ltd. ("Golden Queen") pursuant to a non-brokered private placement. Each unit consists of one common share, one quarter of one share purchase warrant exercisable at CAD $1.75, and one quarter of one share purchase warrant exercisable at CAD $2.00 for a period of 18 months from the closing date of the transaction. The subscription price for the units is CAD $1.60 per unit for an aggregate purchase price of CAD $8,000,000. After giving effect to the private placement, Gammon Gold will hold approximately 5.3% of the issued and outstanding common shares (approximately 7.5% on a fully diluted basis) of Golden Queen. Gammon will have the right to participate in all future financings of Golden Queen to maintain its proportionate shareholding. Closing of the transaction is expected to be on or before June 1, 2010.

The investment in Golden Queen is part of Gammon’s growth strategy of identifying and investing in quality companies and assets located throughout North America.

Golden Queen is a gold exploration and development company listed on the TSX (TSX: GQM), whose principal asset is the 100% interest in the pre-development stage gold-silver Soledad Mountain property (“Soledad”) located in Kern County, Southern California.

About Gammon Gold
Gammon Gold Inc. is a mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State. The Company recently completed a purchase option agreement to acquire the Mezquite Project (“Mezquite”) in Zacatecas State, Mexico. The Company is based in Halifax, Nova Scotia with an Executive Office in Toronto, Ontario.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

René Marion	Anne Day
Chief Executive Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
416-646-3825	902-468-0614

Cautionary Statement

Cautionary Note to US Investors - The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold's Annual Report on Form 40-F/A, which may be secured from Gammon Gold, or from the SEC's website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of Gammon, its subsidiaries and its projects, constitute forward-looking statements. The words "believe", "expect", "anticipate", "contemplate", "target", "plan", "intends", "continue", "budget", "estimate", "forecast", "may", "will", "schedule" and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, cash and operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses, anticipated 2009 year-end and 2010 results, operating performance projections for 2009 and 2010, our ability to fully fund our business model, including our capital program and exploration, internally, 2009 and 2010 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, the ability to achieve cash flow margin improvements, further reduction in the open pit stripping ratio, the ability to develop and put into production our exploration targets, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Gammon, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause Gammon's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Gammon. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in Gammon's loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

####

Item 6	Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Rene Marion
President & Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9	Date of Report

May 28, 2010